Filed by Whiting Petroleum Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Equity Oil Company
Commission File Number: 000-00610

        On February 25, 2004, Whiting Petroleum Corporation distributed the following press release.

[GRAPHIC OMITTED][WHITING PETROLEUM LOGO]

Mile High Center
1700 Broadway, Suite 2300
Denver, CO 80290-2300
T/ 303.837.1661
F/ 303.861.4023

NEWS RELEASE

Company contacts:	Patricia J. Miller, Vice President and Corporate Secretary
303.837.1661 or patm@whiting.com
Heather Duncan, Director of Investor Relations
303.837.1661 or heatherd@whiting.com

Whiting Petroleum’s 2003 Net Income Up 137%;
Sets Company Records for Reserves, Production and Net Cash Flow From Operations

DENVER – February 25, 2004 – (PR Newswire) – Whiting Petroleum Corporation (NYSE: WLL) today reported net income of $18.3 million, or $0.98 per basic share for the year ended December 31, 2003. This compares to 2002 net income of $7.7 million, or $0.41 per basic share.

Whiting’s 2003 results were impacted by one-time charges totaling $10.6 million net of income taxes. The charges consisted of $6.7 million ($10.9 million pre-tax paid by Whiting’s former parent company with a $4.2 million capital contribution and $6.7 million of WLL common stock) accounting for compensation paid under the Company’s Phantom Equity Plan in connection with the Company’s initial public offering and $3.9 million for the adoption of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.”

Noteworthy events and results for 2003 included:

•	The Company completed its initial public offering in November 2003 at $15.50 per share. Whiting’s stock price increased 18.7% by the close of the year.

•	Total assets reached a company-record $536 million at December 31, 2003.

•	Net cash flow provided by operating activities for 2003 was $96.4 million, an increase of $33.8 million from 2002.

•	Proved reserves as of January 1, 2004 were 438.8 billion cubic feet equivalent (Bcfe), a company-record, 53% of which were natural gas.

•	The pre-tax, SEC PV-10 value of the reserves on Jan. 1, 2004 was $784.6 million. This value was calculated using average wellhead prices in effect on December 31, 2003 of $29.43 per barrel and $5.52 per Mcf, inclusive of adjustments for quality and location.

•	Production was 37.2 Bcfe, or 101.8 million cubic feet per day (MMcfe/d), both company records. Whiting’s 2004 drilling plans anticipate daily production to increase approximately 10%. However, producing property acquisitions, new field discoveries and improved recovery may all have a meaningful impact on the Company’s 2004 production rate.

Four Year Reserve Replacement 307%, 2003 FD&A cost of $0.86 per Mcfe

In announcing the year-end results, Whiting Chairman, President and Chief Executive Officer, James J. Volker, cited higher production volumes, solid cash operating margins, strong drilling results and improved financial position as primary accomplishments.

“Looking back over the past year, I’m encouraged by several significant achievements that continue our growth trend,” said Volker. “We drilled a single-year, company-record 72 wells with an 89% success rate. We instituted an aggressive plan for growth starting at the beginning of 2000, and since then have posted increases of 41% in annual production and 126% in total proved reserves. Whiting’s four-year production replacement average of 307% is a result of our growth plans; the four-year FD&A cost of $1.15 per Mcfe reflects our conscious efforts to economically execute our plans. We are especially proud of the 2003 reserve replacement rate of 170% at an FD&A cost of $0.86 per Mcfe. This reserve replacement rate and FD&A cost was accomplished with capital expenditures of only $52 million, or 39% of the average $134.7 million of capital expenditures in 2000 through 2002. This is a testament to the drilling and other well work conducted in 2003 when capital expenditures for acquisitions were reduced at the request of our former parent company in preparation for the IPO.” Reconciliations of FD&A and reserve replacement rates are included at the end of this press release.

Revenues, Production and Realized Commodity Prices

Oil and gas sales for the year, excluding the effects of hedging, were $175.7 million for 2003, compared to $122.7 million for 2002. Of the increase, $6.5 million was attributable to increased production volumes and $46.5 million was the result of improved commodity prices.

Crude oil sales in 2003 were 7,100 barrels of oil per day (Bbl/d), an increase of 12% compared to the 6,350 Bbl/d produced in 2002. The majority of the increase in crude oil sales was the result of successful drilling operations in North Dakota. Whiting’s realized average price per barrel, excluding hedging, in 2003 was $27.50, an increase of 18% over 2002‘s realized price of $23.35. Natural gas sales averaged 59.2 MMcf/d in 2003, compared to 58.5 MMcf/d in 2002. The average price received for the Company’s gas sales, excluding hedges, was $4.78 per Mcf in 2003, 49% more than the $3.21 per Mcf received in 2002.

	Twelve Months Ended December 31,
	2003	2002
Selected Operating Statistics
Reserves (as of year end)
Natural gas, MMcf	231,011	235,988
Oil and condensate, MBbl	34,640	29,458
Natural gas equivalents, MMcfe	438,851	412,736
Pre-tax SEC PV-10 valuation, in millions	$784.6	$638.6
Production
Natural gas, MMcf	21,596	21,366
Oil and condensate, MBbl	2,594	2,319
Natural gas equivalents, MMcfe	37,160	35,280
Average Prices and Costs
Natural gas, Mcf (excluding hedging)	$4.78	$3.21
Oil, Bbl (excluding hedging)	$27.50	$23.35
Natural gas equivalent, Mcfe	$4.73	$3.48
Lease operating, per Mcfe	$1.16	$0.93
Production Taxes, per Mcfe	$0.29	$0.21
DD&A, per Mcfe	$1.11	$1.24
General and administrative, per Mcfe	$0.34	$0.34

Selected Financial Data
(In Millions, Except Per Share Data)
Oil and gas revenues	$175.7	$122.7
Loss on oil and gas hedging activities	$(8.7)	$(3.2)
Total revenues	$167.3	$120.5
Total costs and expenses	$131.2	$108.6
Net income	$18.3	$7.7
Per share Basic and diluted	$0.98	$0.41
Average shares outstanding
Basic and diluted, in thousands	18,750	18,750	*
Net cash provided by operating activities	$96.4	$62.6
Capital expenditures	$52.0	$165.4
*Assumed shares outstanding

Hedging Activities

Whiting hedged 41% of its natural gas production and 8% of its oil production in 2003, incurring a hedging loss of $8.7 million. The Company’s currently outstanding hedges are summarized below.

Period	Monthly Volume MMBtu or Bbl	NYMEX Floor / Ceiling
Gas Hedges
January - March, 2004	300,000	$ 4.50 / $ 7.00
January - March, 2004	250,000	$ 4.50 / $ 8.45
January - March, 2004	300,000	$ 4.50 / $ 8.05
Oil Hedges
January - March, 2004	50,000	$ 28.00 / $ 31.43
January - March, 2004	50,000	$ 28.00 / $ 32.10
April - June, 2004	50,000	$ 28.00 / $ 35.40

Operating Expenses

Lease operating expense (LOE) was $1.16 per Mcfe for 2003 compared to $0.93 per Mcfe for 2002. This increase was due to recent acquisitions in North Dakota and Michigan, where local conditions create higher operating costs when compared to other areas of Whiting’s operations. Whiting expects LOE for 2004 to range from $1.08 to $1.12 per Mcfe. General and administrative expense was $0.34 per Mcfe for 2003. Due to projected additional costs of functioning as a public entity, Whiting projects its general and administrative costs for 2004 to approximate $0.36 to $0.39 per Mcfe.

2004 Capital Spending

Future growth of the Company is centered on having an average of 82% working interest control of our proved undeveloped drilling inventory. Whiting’s 2004 capital expenditure budget for development activities of $68 million will be split approximately 48% for development of its proved reserves and 52% to drill exploration prospects and develop currently unproven properties. Any acquisition opportunities would be in addition to the development budget.

Capital Resources and Liquidity

Whiting entered 2004 with $53.6 million of cash and working capital of $51.3 million. On February 17, 2004, Whiting paid down $40 million on its existing $350 million credit facility. After the repayment, the facility has an outstanding balance of $145 million and maintains the same borrowing base of $210 million. The debt repayment was provided entirely from cash on hand in excess of projected drilling and production needs.

“The reduction in long-term debt trims the Company’s 2004 interest payments by approximately $1.1 million,” said Volker. “We now have greater financial flexibility to grow Whiting’s assets and valuation for its shareholders.”

Conference Call Time and Instructions

A conference call with investors, analysts and other interested parties is scheduled for 11:00 a.m. MST (12:00 p.m. CST, 1:00 p.m. EST) on Wednesday, February 25, 2004 to discuss 2003 fourth quarter and year-end financial and operating results. You are invited to listen in by calling (800) 847-4038. Access to a live internet broadcast will be available at http://www.whiting.com. A replay will be available from Wednesday, February 25 through Tuesday, March 9, 2004. You may access this replay at (800) 642-1687 or (706) 645-9291. You may also access a web archive at http://www.whiting.com.

About Whiting Petroleum Corporation

Denver-based Whiting Petroleum Corporation is one of the fastest growing energy companies in America. Whiting Petroleum Corporation is a holding company for Whiting Oil and Gas Corporation. Whiting Oil and Gas Corporation is engaged in oil and natural gas acquisition, exploitation, exploration and production activities primarily in the Gulf Coast/Permian Basin, Rocky Mountains, Michigan and Mid-Continent regions of the United States. In a September 2003 study by Oil & Gas Journal, Whiting, based on total assets, would be listed as the 54th largest exploration and production company with operations in the U.S. The Company trades publicly under the symbol WLL on the New York Stock Exchange. For further information, please visit http://www.whiting.com .

Forward-Looking Statements

This press release contains statements that the Company believes to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than historical facts, including, without limitation, statements regarding the Company’s future financial position, business strategy, projected revenues, earnings, costs, capital expenditures and debt levels, and plans and objectives of management for future operations, are forward-looking statements. When used in this press release, words such as “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Some, but not all, of the risks and uncertainties include: declines in oil or natural gas prices; our level of success in exploitation, exploration, development and production activities; our ability to obtain external capital to finance acquisitions; our ability to identify and complete acquisitions and to successfully integrate acquired businesses, including our ability to realize cost savings from the pending merger with Equity Oil Company; unforeseen underperformance of or liabilities associated with acquired properties; inaccuracies of our reserve estimates or our assumptions underlying them; failure of our properties to yield oil or natural gas in commercially viable quantities; uninsured or underinsured losses resulting from our oil and natural gas operations; our inability to access oil and natural gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing our oil and natural gas operations; risks related to our level of indebtedness and periodic redeterminations of our borrowing base under our credit facility; our ability to replace our oil and natural gas reserves; any loss of our senior management or technical personnel; competition in the oil and natural gas industry; and risks arising out of our hedging transactions. The Company assumes no obligation, and disclaims any duty, to update the forward-looking statements in this press release.

Information Regarding Proposed Acquisition of Equity Oil

This press release may be deemed to be solicitation material in respect of the proposed acquisition of Equity by Whiting. In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents will be filed with the SEC. Shareholders of Equity are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed transaction. After these documents are filed with the SEC, investors and security holders will be able to obtain them free of charge at the SEC’s website, www.sec.gov, or by requesting them from Whiting Petroleum Corporation, Attn: Corporate Secretary, 1700 Broadway, Suite 2300, Denver, Colorado 80290-2300 or from Equity Oil Company, Attn.: Corporate Secretary, 10 West Broadway, Suite 806, Salt Lake City, Utah 84110-0959.

Whiting and Equity and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Whiting’s directors and executive officers is available in its prospectus, dated November 19, 2003, filed with the SEC, and information regarding Equity’s directors and executive officers is available in its proxy statement filed with the SEC on April 14, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Selected Financial Data

For further information and discussion on the selected financial data below, please refer to Whiting Petroleum Corporation’s 2003 Form 10-K, which will be filed with the Securities and Exchange Commission.

Consolidated Balance Sheets
In Thousands

	December 31,
	2003	2002
Total current assets	$80,271	$39,046
Property, net, using the successful efforts method of accounting	427,291	404,597
Other assets, net	28,723	4,825

Total assets	$536,285	$448,468

Total current liabilities	$29,011	19,658
Long-term bank debt	185,000	185,000
Long-term payable to Alliant	31,807	80,472
Other long-term liabilities	30,889	40,520

Total liabilities	$276,707	$325,650

Shareholders' equity:
Common stock	$18,750	$18,750
Additional paid-in capital	151,636	34,488
Accumulated other comprehensive income	(223)	(1,550)
Retained earnings	89,415	71,130

Total shareholders' equity	$259,578	$122,818

Total liabilities and shareholders' equity	$536,285	$448,468

Consolidated Income Statements
In Thousands, Except For Per Share Data

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2003	2002		2003	2002
Revenue:
Oil and gas sales	$42,093		$38,310	$175,731	$122,709
Gain (loss) on hedging activities	273		(1,399)	(8,680)	(3,184)
Gain on sale of oil and gas properties	--		100	--	978
Interest income and other	150		7	330	9

Total revenues	$42,516		$37,018	$167,381	$120,512

Costs and operating expenses:
Lease operations	11,105		10,355	$43,213	$32,867
Production taxes	2,557		2,424	10,691	7,363
Depreciation, depletion and amortization	10,582		12,252	41,256	43,601
Exploration	2,171		588	3,186	1,811
General and administrative	3,283		2,934	12,805	11,980
Phantom equity plan	10,914		--	10,914	--
Interest expense	2,067		3,003	9,177	10,938

Total costs and operating expenses	$42,678		$31,556	$131,242	$108,560

Net income before taxes	$(162)		$5,462	$36,139	$11,952
Current tax expense	$1,738		$(4,223)	$2,389	$(6,408)
Deferred tax expense	(1,584)		6,060	11,560	10,631
Income (loss) from continuing operations	$(316)		$3,625	$22,190	$7,729
Cumulative change in accounting principle	$--	$		$3,905	$--

Net income (loss)	$(316)		$3,625	$18,285	$7,729

Net income (loss) per common share,
basic and diluted	$(0.02)		$0.19	$0.98	$0.41

Weighted average number of common shares,
basic and diluted	18,750		18,750	18,750	18,750

Consolidated Statement of Cash Flows
In Thousands

	Twelve Months Ended December 31,
	2003	2002
Cash flows from operating activities
Net income	$18,285	$7,729
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of oil and gas properties	--	(978)
Cumulative change in accounting principle	3,905	--
Phantom Equity Plan	6,510	--
Depreciation, depletion and amortization	41,256	43,601
Amortization of bank fees	1,091	71
Accretion of tax sharing agreement	220	--
Deferred income taxes	11,560	10,631
Changes in assets and liabilities:
Accounts receivable	(307)	(1,129)
Income taxes receivable and other receivables	3,814	1,538
Other assets	295	(1,229)
Production participation plan	651	1,685
Abandonment liability	(147)	(48)
Current liabilities	9,229	710

Net cash provided by operating activities	96,362	62,581

Cash flows from investing activities
Capital expenditures	(47,555)	(165,443)
Acquisitions of partnership interests, net of cash received	(4,453)	--
Proceeds from sale of properties	--	1,534
Restricted cash	--	6,434

Net cash used in investing activities	(52,008)	(157,475)

Cash flows financing activities
Other advances (repayment) from Alliant	4,616	(83,119)
Proceeds from bank loan	--	185,000
Debt issuance costs	(218)	(3,171)

Net cash provided by financing activities	4,398	98,710

Net change in cash and cash equivalents	48,752	3,816
Cash and cash equivalents, beginning of period	4,833	1,017

Cash and cash equivalents, end of period	$53,585	$4,833

Whiting Petroleum Corporation
Finding Cost and Reserve Replacement Schedule

	2000	2001	2002	2003	Four Year Total
Calculation of Finding Cost (dollars in thousands)
Capital expenditures per Consolidated
Statement of Cash Flows	$139,135	$99,621	$165,443	$52,008	$456,207
Furniture and fixture additions	$--	$(1,419)	$(748)	$(516)	$(2,683)
Exploration cost	$1,410	$793	$1,811	$3,186	$7,200

Acquisition and development cost	$140,545	$98,995	$166,506	$54,678	$460,724
Reserve additions, including revisions (MMcfe)	119,630	86,490	132,618	63,275	402,013

Finding Cost per Mcfe	$1.17	$1.14	$1.26	$0.86	$1.15

Calculation of Reserve Replacement Percentage
Reserve additions, including revisions (MMcfe)	119,630	86,490	132,618	63,275	402,013
Production of oil and natural gas (MMcfe)	26,271	32,279	35,280	37,160	130,990

Reserve replacement percentage	455%	268%	376%	170%	307%